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MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com

                                  July 11, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     RE:  METLIFE INVESTORS USA INSURANCE COMPANY
          METLIFE INVESTORS USA VARIABLE LIFE ACCOUNT A
          REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM N-6 PURSUANT TO RULE 477 (FILE NO. 333-135658; 811-21851)
          ACCESSION NO. 0000950135-06-004233

Commissioners:

     On behalf of Metlife Investors USA Insurance Company (the "Company") and Metlife Investors USA Variable Life Account A (the "Account"), we hereby request that the above-referenced registration statement filed on Form N-6 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

     The initial registration statement was filed with the Commission on July 10, 2006. The Company has since determined to not to proceed with this offering at this time. No securities have been sold with respect to this offering.

     The Account is a registered unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). The Account is the funding vehicle for different variable life policies issued by the Company that are registered separately under the 1933 Act. Therefore, the Account will maintain its registered status under the 1940 Act.

     If you have any questions or comments concerning this request, please call me at (202) 383-0698.

                                        Sincerely,

                                        /s/ Mary E. Thornton
                                        Mary E. Thornton

cc: John E. Connolly, Jr.